The information required by Part III hereof is incorporated by reference from Registrant's Proxy Statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 1997.

                              PART I

Item 1.   BUSINESS

     Pittsburgh & West Virginia Railroad (the "Registrant") was organized in Pennsylvania in 1967, as a business trust, for the purpose of acquiring the business and property of a small leased railroad. The railroad was leased in 1964 to Norfolk and Western Railway Company ("N&W"), by Registrant's predecessor company, for 99 years with the right of unlimited renewal.

     Registrant's business consists solely of the ownership of the properties subject to the lease, and of collection of rent thereon.
The rent received is $915,000 per year, in cash, which amount is fixed and unvarying for the life of the lease. In addition, the lease provides that certain non-cash items be recorded as rent income each year. These entries are equal in amount to the sum of (1) Registrant's federal income tax deductions for depreciation, retirements, and amortization of debt discount expense, and (2) all other expenses of the Registrant, except those expenses incurred for the benefit of its shareholders. For financial reporting purposes, only the cash income is reported, as the non-cash items, although recorded under the terms of the lease, have no financial value because of the unlimited settlement date.

     The Lease provided that N&W would assume payment of the principal of and interest on Registrant's long-term debt. The debt was paid off during 1982.

     Registrant has elected to be treated for tax purposes as a "real estate investment trust." As such, the trust itself is exempt from federal income tax, to the extent that its income is distributed to shareholders. However, dividends paid by Registrant are taxable income to its shareholders. In order to maintain qualified status, at least 95% of ordinary taxable income must be distributed. It is Registrant's policy to distribute annually approximately 100% of ordinary taxable income.


Item 2.   PROPERTIES

     The properties leased to N&W consist of 112 miles of main line road extending from Pittsburgh Junction, Ohio, through parts of West Virginia, to Connellsville, Pennsylvania; approximately 20 miles of branch lines; and other assets used in the operation of the railroad, such as real estate, machinery and equipment, and supplies, but excluding rolling stock all of which was sold to N&W prior to the effective date of the lease.

     The more significant provisions of the lease applicable to the properties are:

     N&W at its own expense and without deduction from the rent, will maintain, manage and operate the leased property and make such improvements thereto as it considers desirable. Such improvements made by N&W become the property of the Registrant, and the cost thereof constitutes a recorded indebtedness of Registrant to N&W. The indebtedness is offset when non-cash rental is recorded over the depreciable life of the improvements. Such part of the leased property as is, in the opinion of N&W, not necessary, may be disposed of.